

02007353

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 28 2002
340

SEC FILE NUMBER
8-46908

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

California Plan of Church Finance, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7120 N. Whitney Ave., Suite 105
(No. and Street)

Fresno	CA	93720-0153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chester Reid — (559) 322-1001
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schafer Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

7080 N. Whitney Ave., Suite 103	Fresno	CA	93720-0154
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chester L. Reid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of California Plan of Church Finance, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


SUSAN A. SANDERS
Commission # 1251498
Notary Public - California
Fresno County
My Comm. Expires Feb 21, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schafer Accountancy Corporation
Certified Public Accountants
7080 N. Whitney Ave., Suite 103
Fresno, California 93720

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
California Plan of Church Finance, Inc.

We have audited the accompanying statement of financial condition of California Plan of Church Finance, Inc., (a California corporation) as of December 31, 2001. This financial statement is the responsibility of Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of California Plan of Church Finance, Inc., as of December 31, 2001, in conformity with generally accepted accounting principles.

Schafer Accountancy Corp.

February 13, 2002

Telephone 559-297-8292 * 800-206-5655 * Fax 559-322-1098 * E-mail neschafer@aol.com

CALIFORNIA PLAN OF CHURCH FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$1,140,908
Mortgage bond inventory	6,000
Other receivable	162,017
Prepaid expenses	21,287
Property and Equipment, net of depreciation	2,118,992
Total Assets	$3,449,204

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable		$ 26,922
Income taxes payable		486,994
Accrued selling expenses		222,017
Note payable		2,000,000
Total liabilities		2,735,933
Shareholders' Equity		
Capital stock	$ 2,000	
Paid in capital	366,000	
Retained earnings	345,271	713,271
Total Liabilities and Shareholders' Equity		$3,449,204

See accompanying notes to statement of financial condition.

CALIFORNIA PLAN OF CHURCH FINANCE, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. Summary of Significant Accounting Policies

The California Plan of Church Finance, Inc. was organized as a California corporation to arrange the sales of mortgage bonds associated with various denominations of churches. The Company's board is comprised solely of board members who serve on the California Baptist Foundation's Board.

The Company uses the accrual method of accounting for financial statements purposes. Underwriter fees are recognized upon release of escrow funds.

2. Related Party Transactions

The Company reimbursed costs to the Foundation of $1,310,000 during the year. At December 31, 2001, there were no related party payables or receivables.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $439,975 and a ratio of aggregate indebtedness to net capital of 1.67 to 1.

4. Depreciation

The cost of equipment is depreciated using the straight-line method over the estimated useful lives of the related assets.

5. Note Payable

Land and buildings with a cost of $2,000,000 and a depreciated value $2,000,000 is pledged as collateral on a note with a balance of $2,000,000 at December 31, 2001. Monthly payments of $16,454 including principal and interest at 9.25% will begin February 1, 2002. The loan will be amortized over 30 years.

Principal payments for the next five years are as follows:

2002	$ 11,855
2003	14,128
2004	15,491
2005	16,987
2006	18,626
Thereafter	1,922,913
Total	$ 2,000,000

CALIFORNIA PLAN OF CHURCH FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

INDEPENDENT AUDITORS' REPORT

AND

FINANCIAL STATEMENTS